Exhibit 14

CODE OF CONDUCT AND ETHICS

OF

CHARDAN NEXTECH ACQUISITION 2 CORP.

Adopted: August 10, 2021

The Board of Directors of Chardan NexTech Acquisition 2 Corp. (the “Company”) has adopted this Code of Ethics (this “Code”) to provide value for our stockholders; and

•	To encourage honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;
•	To prompt full, fair, accurate, timely and understandable disclosure;
•	To comply with applicable laws and governmental rules and regulations;
•	To prompt internal reporting of violations of this Code;
•	To protect the Company's legitimate business interests, including corporate opportunities, assets and confidential information; and
•	To deter wrongdoing.

All directors, officers, employees and independent contractors of the Company are expected to be familiar with this Code and to adhere to the principles and procedures set forth in this Code. For purposes of this Code, all directors, officers, employees and independent contractors are referred to collectively as “employees” or “you” throughout this Code.

I.	Honest and Ethical Conduct

All directors, officers, employees and independent contractors owe duties to the Company to act with integrity. Integrity requires, among other things, being honest and ethical. This includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Deceit and subordination of principle are inconsistent with integrity.

All directors, officers, employees and independent contractors have the following duties:

•	To conduct business with professional courtesy and integrity, and act honestly and fairly without prejudice in all commercial dealings;
•	To work in a safe, healthy and efficient manner, using skills, time and experience to the maximum of abilities;
•	To comply with applicable awards, Company policies and job requirements, and adhere to a high standard of business ethics;
•	To observe both the form and spirit of laws, governmental rules, regulations and accounting standards;
•	Not to knowingly make any misleading statements to any person or to be a party to any improper practice in relation to dealings with or by the Company;
•	To ensure that Company resources and properties are used properly;
•	To maintain the confidentiality of information where required or consistent with Company policies; and
•

Not to disclose information or documents relating to the Company or its business, other than as required by law, not to make any unauthorized public comment on Company affairs and not to misuse any information about the Company or its associates, and not to accept improper or undisclosed material personal benefits from third parties as a result of any transaction or transactions of the Company.

II.	Conflicts of Interest

A “conflict of interest” arises when an individual's personal interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has personal interests that may make it difficult to perform his or her Company work objectively and effectively.

There are a variety of situations in which a conflict of interest may arise. While it would be impractical to attempt to list all possible situations, some common types of conflicts may be: